ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”), in addition to the Announcement to the Market disclosed on May 19, 2017 and in the capacity of controlling stockholder of Itaú Seguros S.A. and Itaú Vida e Previdência S.A., stockholders of IRB-BRASIL RESSEGUROS S.A. (“IRB”), announces to its stockholders and the market in general that the following were filed today with the Brazilian Securities and Exchange Commission (“CVM”) (i) the request for the registration of IRB as a publicly-listed company under category “A” and (ii) the request for an authorization to carry out a Secondary Public Offering of its common shares.

The Company clarifies that it will keep the market posted on any developments related to this topic.

São Paulo, May 29, 2017.

MARCELO KOPEL

Investor Relations Officer